THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 101(d) OF REGULATION S-T

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                      Wyoming Oil & Minerals, Inc. ("WYOG")
                      -------------------------------------
                                (Name of Company)

                     Common Stock, $.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   983450 20 6
                             --------- ------------
                                 (CUSIP Number)


                             David J. Babiarz, Esq.
                       Overton, Babiarz & Associates, P.C.
                      7720 East Belleview Avenue, Suite 200
                        Greenwood Village, Colorado 80111
                                 (303) 779-5900
           ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                     2/06/02
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      983450 20 6
         -------------------------

1        Name of Reporting Person

         Jubal S. Terry


2        Check the Appropriate Box if a Member of a Group       a
                                                                  ----------

                                                                b
                                                                  ----------
3        SEC USE ONLY


4        Source of Funds *

         OO


5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6        Citizenship or Place of Organization

         United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        Sole Voting Power:         590,000

8        Shared Voting Power:         -0-

9        Sole Dispositive Power:    590,000

10       Shared Dispositive Power:    -0-

11       Aggregate Amount Beneficially Owned by Each Reporting Person:  590,000

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares *

13       Percent of Class Represented by Amount in Row (11):  6.16%

14       Type of Reporting Person *

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1: SECURITY AND COMPANY

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.01 par value per share, of Wyoming Oil & Minerals, Inc. (hereinafter the "Company"), whose principal place of business is located at 5525 Erindale Drive, Suite 201, Colorado Springs, Colorado 80918.


ITEM 2: IDENTITY AND BACKGROUND OF REPORTING PERSON

          a.   Name - Jubal S. Terry

          b. Address - 5525 Erindale Drive, Suite 201, Colorado Springs, Colorado 80918

          c. Occupation-- Mr. Terry is the President and Chief Executive Officer of New Frontier Energy, Inc. ("NFE"), a wholly owned subsidiary of the Company engaged in the exploration and development of oil and natural gas properties.

          d. During the past five years, Mr. Terry has not been convicted in any criminal proceeding.

          e. During the past five years, Mr. Terry has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

          f.   Mr. Terry is a citizen of the United States of America.


Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

     On February 6, 2002, pursuant to an Agreement for Share Exchange and Plan of Reorganization between the Company, NFE and a shareholder of the Company dated January 11, 2002, NFE was acquired by the Company and became a wholly owned subsidiary of the Company and the shareholders of NFE received shares of the Company. The 590,000 shares of the Company acquired by the Reporting Person were received in exchange for his interest in NFE, which equaled 590,000 shares of common stock of NFE. Prior to the acquisition, NFE was a privately held entity.


Item 4: PURPOSE OF TRANSACTION

     Mr. Terry acquired securities of the Company for purposes of investment.

          a. Mr. Terry will evaluate opportunities to acquire additional securities of the Company and, where appropriate, add to his investment. Mr. Terry will continuously evaluate his holdings in the Company and make additional acquisitions or dispositions, in his discretion.

          b.   In  his  capacity  as  a  director,   Mr.  Terry  will   evaluate
               opportunities to acquire additional assets and business operations through the acquisition of assets or securities of other entities. Such acquisitions will be evaluated with a view to increasing shareholder value. However, there are no present plans to take such action.

          c. As a director, Mr. Terry will evaluate opportunities to dispose of assets of the Company or its subsidiaries when such dispositions may be in the best interest of the shareholders. However, he has no present plans or intent to do so.

          f. Mr. Terry has no other plans to make material changes in the Company's business or corporate structure, or similar actions.


ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

          a. As of the date of the filing of this Schedule, the Reporting Person is deemed to beneficially own 590,000 shares of Common Stock of the Company. Such shares of Common Stock are owned directly by the Reporting Person. The Reporting Person's beneficial ownership represents 6.16% of the issued and outstanding Common Stock of the Company as of the date of this Schedule.

          b. The Reporting Person has the sole power to vote and dispose of 590,000 shares of Common Stock of the Company.

          c. Other than the transaction described in Item 3 above, the Reporting Person has not effected any transaction in securities of the Company in the last 60 days.

          d.   Not applicable.

          e.   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None


ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

          There is no material required to be filed as exhibits to this Schedule.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.



/s/ Jubal S. Terry                                    Date:   February 15, 2002
------------------                                            -----------------
Jubal S. Terry

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